October 4, 2018

Gregory Brown
Chairman and Chief Executive Officer
Motorola Solutions, Inc.
500 W. Monroe Street
Chicago, Illinios 60661

       Re: Motorola Solutions, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed: February 16, 2018
           File Number: 001-07221

Dear Mr. Brown:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications